===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934







                               CELL GENESYS, INC.
                          ----------------------------
                                (Name of Issuer)



                         COMMON STOCK, $.001 PAR VALUE
---------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  150921 10 4
                               -----------------
                                 (CUSIP Number)










     *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
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                                 Page 1 of 10

                      Exhibit Index is located at page 9

CUSIP No.  150921 10 4
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number             44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Citizenship or Place of Organization                         Delaware
___________________________________________________________________________

               5)   Sole Voting Power                            2,750,000*
Number of      ____________________________________________________________
Shares
Beneficially   6)   Shared Voting Power                                  0
Owned by       ____________________________________________________________
Each
Reporting      7)   Sole Dispositive Power                       2,750,000*
Person With    ____________________________________________________________

               8)   Shared Dispositive Power                             0
___________________________________________________________________________

 9)  Aggregate Amount Beneficially Owned                         2,750,000*
     by Each Reporting Person
___________________________________________________________________________

10)  Check Box If the Aggregate Amount                                 [  ]
     in Row (9) Excludes Certain Shares
___________________________________________________________________________

11)  Percent of Class Represented                                    9.52%
     by Amount in Row (9)
___________________________________________________________________________

12)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes up to 750,000 shares that may be purchased for $13.00 per share upon the exercise of a Common Stock Purchase Warrant during the period beginning November 27, 1995, and ending October 9, 2000.

CUSIP No.  150921 10 4             13G
___________________________________________________________________________

1)   Name of Reporting Person and its         HMR Pharma, Inc.
     I.R.S. Identification Number             43-1769328
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Citizenship or Place of Organization                         Delaware
___________________________________________________________________________

               5)   Sole Voting Power                            2,750,000*
Number of      ____________________________________________________________
Shares
Beneficially   6)   Shared Voting Power                                  0
Owned by       ____________________________________________________________
Each
Reporting      7)   Sole Dispositive Power                       2,750,000*
Person With    ____________________________________________________________

               8)   Shared Dispositive Power                             0
___________________________________________________________________________

 9)  Aggregate Amount Beneficially Owned                         2,750,000*
     by Each Reporting Person
___________________________________________________________________________

10)  Check Box If the Aggregate Amount                                 [  ]
     in Row (9) Excludes Certain Shares
___________________________________________________________________________

11)  Percent of Class Represented                                    9.52%
     by Amount in Row (9)
___________________________________________________________________________

12)  Type of Reporting Person                                            CO
___________________________________________________________________________
* Includes up to 750,000 shares that may be purchased for $13.00 per share upon the exercise of a Common Stock Purchase Warrant during the period beginning November 27, 1995, and ending October 9, 2000.

CUSIP No.  150921 10 4             13G

     This Statement on Schedule 13G (the "Schedule 13G") with respect to the Common Stock of Cell Genesys, Inc. (the "Issuer"), is filed jointly by Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"), to replace the Schedule 13D previously filed by the reporting persons, who have determined pursuant to SEC Rule 13d-1(h) that the provisions of paragraphs (e), (f), and (g) of Rule 13d-1 do not apply.

ITEM 1(a).   NAME OF ISSUER:
----------   ---------------

             Cell Genesys, Inc.

ITEM 1(b).   ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE OFFICES:
----------   ------------------------------------------------

             322 Lakeside Drive
             Foster City, CA 94404

ITEM 2(a).   NAME OF PERSON FILING:
----------   ----------------------

             Hoechst Marion Roussel, Inc.
             HMR Pharma, Inc.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
----------   ------------------------------------------------------------

             Hoechst Marion Roussel, Inc.
             10236 Marion Park Drive
             Kansas City, Missouri 64137-1405

             HMR Pharma, Inc.
             10236 Marion Park Drive
             Kansas City, Missouri 64137-1405

ITEM 2(c).   CITIZENSHIP:
----------   ------------

             Delaware As To Both Hoechst Marion Roussel, Inc. And
             HMR Pharma, Inc.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
----------   -----------------------------
             Common Stock, $.001 Par Value

CUSIP No.  150921 10 4             13G

ITEM 2(e):  CUSIP NUMBER:
----------  -------------

            150921 10 4

ITEM 3:     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR
            13D-2(b):
-------     -------------------------------------------------------
            Not Applicable

ITEM 4.     OWNERSHIP
-------     ---------

    (a):    AMOUNT BENEFICIALLY OWNED:

            As Of 12/31/97 2,000,000 Shares Of Common Stock And A Warrant To Purchase Up To 750,000 Warrant Shares At $13.00 Per Share During The Period Beginning 11/27/1995 And Ending 10/09/2000.

    (b):    PERCENT OF CLASS:

            9.52%

    (c):    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)    Sole power to vote or to direct the vote:       2,750,000*

     (ii)   Shared power to vote or to direct the vote:             0

     (iii)  Sole power to dispose or to direct the          2,750,000*
          disposition of:

     (iv)   Shared power to dispose or to direct the                0
            disposition of:

* Includes up to 750,000 shares that may be purchased for $13.00 per share upon the exercise of a Common Stock Purchase Warrant during the period beginning November 27, 1995, and ending October 9, 2000.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
-------   ---------------------------------------------

           Not Applicable

CUSIP No.  150921 10 4             13G

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
-------    ----------------------------------------------------------------
           Not Applicable

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
-------    ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
           COMPANY
           ---------------------------------------------------------------
           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
-------    ---------------------------------------------------------
           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.
-------    -------------------------------
           Not Applicable

ITEM 10.   CERTIFICATION.
--------   --------------
           Not Applicable

CUSIP No.  150921 10 4             13G




                                 SIGNATURE
                                 ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    March 17, 1998
                                  ---------------------------------
                                    (Date)

                                   HOECHST MARION ROUSSEL, INC.



                                   /s/ Rebecca R. Tilden
                                  ---------------------------------
                                    (Signature)
                                  Rebecca R. Tilden
                                  Vice President and Secretary
                                  ---------------------------------
                                    (Name/Title)

CUSIP No.  150921 10 4             13G

                                 SIGNATURE
                                 ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    March 17, 1998
                                  ---------------------------------
                                    (Date)

                                   HMR PHARMA, INC.



                                   /s/ Rebecca R. Tilden
                                  ---------------------------------
                                    (Signature)
                                   Rebecca R. Tilden
                                   Vice President and Secretary
                                  ---------------------------------
                                    (Name/Title)

CUSIP No.  150921 10 4             13G

                               EXHIBIT INDEX


Exhibit No.         Description                               Page No.
-----------         ------------                              ---------

   99.A             Agreement to File Jointly dated March         10
                    17, 1998, by and between Hoechst Marion
                    Roussel, Inc. and HMR Pharma, Inc.